SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Research Frontiers Incorporated

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

760911107

(CUSIP Number of Class of Securities)

Ryan J. York

Accretive Legal, PLLC

23515 NE Novelty Hill Rd., STE B221-334

Redmond, WA 98053

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 760911107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 2,500,051 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,125,066 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,066 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.8% (1)(2)(3)
12	Type of Reporting Person IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 855,997 shares and warrants to purchase up to 81,522 shares exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 1,426,663 shares and warrants to purchase up to 135,869 shares exercisable within 60 days.

(2)	Kevin Douglas also has dispositive power with respect to 570,667 shares and warrants to purchase up to 54,348 shares exercisable within 60 days, held by the Douglas Family Trust.

(3)

Based on 31,575,786 shares of the Issuer’s common stock outstanding as of August 6, 2020, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2020.

SCHEDULE 13G

CUSIP No. 760911107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 2,500,051 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 2,500,051 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,051 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9% (1)(2)
12	Type of Reporting Person IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 855,997 shares and warrants to purchase up to 81,522 shares exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 1,426,663 shares and warrants to purchase up to 135,869 shares exercisable within 60 days.

(2)	Based on 31,575,786 shares of the Issuer’s common stock outstanding as of August 6, 2020, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 6, 2020.

SCHEDULE 13G

CUSIP No. 760911107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 937,519 (2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 937,519 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 937,519 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.0% (2)(3)
12	Type of Reporting Person OO

(1)	Kevin and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)	Includes 855,997 shares and warrants to purchase up to 81,522 shares exercisable within 60 days.

(3)	Based on 31,575,786 shares of the Issuer’s common stock outstanding as of August 6, 2020, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 6, 2020.

SCHEDULE 13G

CUSIP No. 760911107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 625,015 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 625,015 (2) (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 625,015 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.0% (4)
12	Type of Reporting Person OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.

(2)	Includes 570,667 shares and warrants to purchase up to 54,348 shares exercisable within 60 days.

(3)	Kevin Douglas also has dispositive power with respect to the securities held by the Douglas Family Trust.

(4)	Based on 31,575,786 shares of the Issuer’s common stock outstanding as of August 6, 2020, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 6, 2020.

SCHEDULE 13G

CUSIP No. 760911107

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 1,562,532 (2)
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 1,562,532 (2)
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,562,532 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.9% (3)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)	Includes 1,426,663 shares, currently exercisable warrants to purchase up to 135,869 shares exercisable within 60 days.

(3)	Based on 31,575,786 shares of the Issuer’s common stock outstanding as of August 6, 2020, as reported on the Issuer’s 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 6, 2020.

Item 1.

(a)	Name of Issuer:

Research Frontiers Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

240 Crossways Park Drive

Woodbury, New York

11797

Item 2.

(1)(a)	NAME OF PERSONS FILING: Kevin Douglas

Michelle Douglas

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

United States

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

(e)	CUSIP NUMBER:

760911107

(2)(a)NAME	OF PERSONS FILING:

K&M Douglas Trust

Douglas Family Trust

James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

125 E. Sir Francis Drake Blvd., Ste 400

Larkspur, CA 94939

(c)	CITIZENSHIP:

California

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value

(e)	CUSIP NUMBER:

760911107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2020	* Kevin Douglas
KEVIN DOUGLAS

Date: August 27, 2020	* Michelle Douglas
MICHELLE DOUGLAS

K&M DOUGLAS TRUST

Date: August 27, 2020	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: August 27, 2020	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Dated: August 27, 2020	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: August 27, 2020	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: August 27, 2020	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: August 27, 2020	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Research Frontiers Incorporated is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 27, 2020	* Kevin Douglas
KEVIN DOUGLAS

Date: August 27, 2020	* Michelle Douglas
MICHELLE DOUGLAS

K&M DOUGLAS TRUST

Date: August 27, 2020	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: August 27, 2020	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Dated: August 27, 2020	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: August 27, 2020	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: August 27, 2020	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: August 27, 2020	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact